UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

1. Interim Consolidated Financial Statements

(1) Consolidated Balance Sheet

	Millions of yen
	As of September 30, 2014
Assets
Cash and Due from Banks	¥	*8	23,260,682
Call Loans and Bills Purchased			459,627
Receivables under Resale Agreements			9,522,012
Guarantee Deposits Paid under Securities Borrowing Transactions			5,052,663
Other Debt Purchased			2,987,066
Trading Assets		*8	14,814,203
Money Held in Trust			161,215
Securities		*1*8*15	45,882,148
Loans and Bills Discounted		*3*4*5*6*7*8*9	70,193,539
Foreign Exchange Assets		*7	1,637,857
Derivatives other than for Trading Assets			3,463,332
Other Assets		*8	3,701,827
Tangible Fixed Assets		*10*11	911,529
Intangible Fixed Assets			565,180
Net Defined Benefit Asset			462,781
Deferred Tax Assets			42,004
Customers’ Liabilities for Acceptances and Guarantees			4,894,301
Reserves for Possible Losses on Loans			(524,517)
Reserve for Possible Losses on Investments			(3)

Total Assets	¥		187,487,454

	Millions of yen
	As of September 30, 2014
Liabilities
Deposits	¥	*8	91,109,933
Negotiable Certificates of Deposit			16,504,073
Call Money and Bills Sold		*8	6,141,288
Payables under Repurchase Agreements		*8	19,522,006
Guarantee Deposits Received under Securities Lending Transactions		*8	6,291,776
Commercial Paper			707,010
Trading Liabilities			9,909,523
Borrowed Money		*8 *12	6,854,268
Foreign Exchange Liabilities			386,694
Short-term Bonds			823,380
Bonds and Notes		*13	5,613,659
Due to Trust Accounts			1,203,915
Derivatives other than for Trading Liabilities			3,584,221
Other Liabilities			4,794,647
Reserve for Bonus Payments			38,986
Net Defined Benefit Liability			44,534
Reserve for Director and Corporate Auditor Retirement Benefits			1,296
Reserve for Possible Losses on Sales of Loans			1,735
Reserve for Contingencies			7,990
Reserve for Reimbursement of Deposits			15,755
Reserve for Reimbursement of Debentures			52,760
Reserves under Special Laws			1,446
Deferred Tax Liabilities			186,720
Deferred Tax Liabilities for Revaluation Reserve for Land		*10	81,057
Acceptances and Guarantees			4,894,301

Total Liabilities			178,772,984

Net Assets
Common Stock and Preferred Stock			2,255,404
Capital Surplus			1,110,007
Retained Earnings			2,598,997
Treasury Stock			(3,840)

Total Shareholders’ Equity			5,960,569

Net Unrealized Gains (Losses) on Other Securities			1,075,153
Deferred Gains or Losses on Hedges			1,887
Revaluation Reserve for Land		*10	140,740
Foreign Currency Translation Adjustments			(66,828)
Remeasurements of Defined Benefit Plans			(15,871)

Total Accumulated Other Comprehensive Income			1,135,081

Stock Acquisition Rights			2,024
Minority Interests			1,616,793

Total Net Assets			8,714,469

Total Liabilities and Net Assets	¥		187,487,454

(2)	Consolidated Statement of Income and
Consolidated Statement of Comprehensive Income

[Consolidated Statement of Income]

	Millions of yen
	For the six months ended September 30, 2014
Ordinary Income	¥		1,512,631
Interest Income			698,534
Interest on Loans and Bills Discounted			453,824
Interest and Dividends on Securities			159,874
Fiduciary Income			25,603
Fee and Commission Income			328,710
Trading Income			113,185
Other Operating Income			178,687
Other Ordinary Income		*1	167,910
Ordinary Expenses			974,735
Interest Expenses			157,179
Interest on Deposits			55,961
Fee and Commission Expenses			70,602
Other Operating Expenses			49,853
General and Administrative Expenses			648,319
Other Ordinary Expenses		*2	48,780

Ordinary Profits			537,895

Extraordinary Gains		*3	69
Extraordinary Losses		*4	2,862

Income before Income Taxes and Minority Interests			535,102

Income Taxes:
Current			118,518
Deferred			24,692
Total Income Taxes			143,210
Income before Minority Interests			391,891
Minority Interests in Net Income			36,601

Net Income	¥		355,290

[Consolidated Statement of Comprehensive Income]

Millions of yen
For the six months ended September 30, 2014
Income before Minority Interests	¥ 391,891
Other Comprehensive Income	352,916
Net Unrealized Gains (Losses) on Other Securities	339,797
Deferred Gains or Losses on Hedges	8,435
Foreign Currency Translation Adjustments	(1,963)
Remeasurements of Defined Benefit Plans	7,268
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(621)

Comprehensive Income	744,808

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	709,280
Comprehensive Income Attributable to Minority Interests	35,528

(3) Consolidated Statement of Cash Flows

Millions of yen
For the six months ended September 30, 2014
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥535,102
Depreciation	76,668
Losses on Impairment of Fixed Assets	699
Amortization of Goodwill	1,842
Equity in Loss (Gain) from Investments in Affiliates	(13,784)
Increase (Decrease) in Reserves for Possible Losses on Loans	(96,377)
Increase (Decrease) in Reserve for Possible Losses on Investments	(24)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	476
Increase (Decrease) in Reserve for Contingencies	1,532
Increase (Decrease) in Reserve for Bonus Payments	(14,570)
Increase (Decrease) in Net Defined Benefit Asset	(19,125)
Increase (Decrease) in Net Defined Benefit Liability	1,874
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(250)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(696)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(2,196)
Interest Income - accrual basis	(698,534)
Interest Expenses - accrual basis	157,179
Losses (Gains) on Securities	(113,792)
Losses (Gains) on Money Held in Trust	(63)
Foreign Exchange Losses (Gains) - net	(257,289)
Losses (Gains) on Disposition of Fixed Assets	1,920
Decrease (Increase) in Trading Assets	(3,210,045)
Increase (Decrease) in Trading Liabilities	1,620,659
Decrease (Increase) in Derivatives other than for Trading Assets	(599,900)
Increase (Decrease) in Derivatives other than for Trading Liabilities	539,718
Decrease (Increase) in Loans and Bills Discounted	(296,368)
Increase (Decrease) in Deposits	1,640,853
Increase (Decrease) in Negotiable Certificates of Deposit	3,525,506
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(944,602)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	223,906
Decrease (Increase) in Call Loans, etc.	(423,793)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(41,922)
Increase (Decrease) in Call Money, etc.	722,913
Increase (Decrease) in Commercial Paper	(13,431)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	206,444
Decrease (Increase) in Foreign Exchange Assets	(10,347)
Increase (Decrease) in Foreign Exchange Liabilities	63,176
Increase (Decrease) in Short-term Bonds (Liabilities)	238,812
Increase (Decrease) in Bonds and Notes	617,263
Increase (Decrease) in Due to Trust Accounts	(96,740)
Interest and Dividend Income - cash basis	731,141
Interest Expenses - cash basis	(159,985)
Other - net	507,965

Subtotal	4,401,812

Cash Refunded (Paid) in Income Taxes	(97,296)

Net Cash Provided by (Used in) Operating Activities	¥4,304,515

	Millions of yen
	For the six months ended September 30, 2014
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥		(48,269,241)
Proceeds from Sale of Securities			44,209,590
Proceeds from Redemption of Securities			3,225,360
Payments for Increase in Money Held in Trust			(2,620)
Proceeds from Decrease in Money Held in Trust			9,771
Payments for Purchase of Tangible Fixed Assets			(14,827)
Payments for Purchase of Intangible Fixed Assets			(81,556)
Proceeds from Sale of Tangible Fixed Assets			8
Proceeds from Sale of Intangible Fixed Assets			0

Net Cash Provided by (Used in) Investing Activities			(923,514)

Cash Flow from Financing Activities
Repayments of Subordinated Borrowed Money			(40,000)
Proceeds from Issuance of Subordinated Bonds			100,000
Payments for Redemption of Subordinated Bonds			(385,075)
Proceeds from Issuance of Common Stock			6
Proceeds from Investments by Minority Shareholders			504
Repayments to Minority Shareholders			(232,532)
Cash Dividends Paid			(88,146)
Cash Dividends Paid to Minority Shareholders			(40,824)
Payments for Repurchase of Treasury Stock			(5)
Proceeds from Sale of Treasury Stock			2

Net Cash Provided by (Used in) Financing Activities			(686,071)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents			(17,159)

Net Increase (Decrease) in Cash and Cash Equivalents			2,677,769

Cash and Cash Equivalents at the beginning of the period			19,432,425

Cash and Cash Equivalents at the end of the period	¥	*1	22,110,195

(Notes)

(Notes to Consolidated Balance Sheet)

Notes as of September 30, 2014

1. Total balance of securities and investments in affiliates

As of September 30, 2014
Securities	¥280,332 million
Investments	¥421 million

2. There was no balance for unsecured loaned securities which the borrowers have the right to sell or repledge.

MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral and the balances of these securities are as follows.

As of September 30, 2014
The total of securities repledged	¥11,056,249 million
Securities neither repledged nor re-loaned	¥1,204,323 million

3. Loans and Bills Discounted include Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans as follows.

As of September 30, 2014
Loans to Bankrupt Obligors	¥11,221 million
Non-Accrual Delinquent Loans	¥459,560 million

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4. Balance of Loans Past Due for Three Months or More is as follows.

As of September 30, 2014
Loans Past Due for Three Months or More	¥4,500 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5. Balance of Restructured Loans is as follows.

As of September 30, 2014
Restructured Loans	¥426,614 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g., reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6. Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows.

As of September 30, 2014
Total balance	¥901,897 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7. In accordance with “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Bank Industry” (JICPA Industry Audit Committee Report No. 24), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face value of these bills amounted to ¥1,367,813 million.

8. The following assets were pledged as collateral.

As of September 30, 2014
Trading Assets	¥6,370,591 million
Securities	¥11,528,505 million
Loans and Bills Discounted	¥7,284,319 million
Other Assets	¥9,992 million

Total	¥25,193,408 million

The following liabilities were collateralized by the above assets.

Deposits	¥936,485 million
Call Money and Bills Sold	¥1,497,600 million
Payables under Repurchase Agreements	¥8,045,264 million
Guarantee Deposits Received under Securities Lending Transactions	¥6,212,108 million
Borrowed Money	¥5,140,069 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by the following.

As of September 30, 2014
Cash and Due from Banks	¥25,437 million
Trading Assets	¥201,464 million
Securities	¥3,839,860 million
Loans and Bills Discounted	¥145,376 million

Other Assets include margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others, and each balance is as follows.

As of September 30, 2014
Margins for Futures Transactions	¥134,589 million
Guarantee Deposits	¥119,706 million
Collateral Pledged for Financial Instruments and Others	¥719,301 million

9. Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balances of these contracts are as follows.

As of September 30, 2014
Unutilized balances	¥70,991,533 million
Of which, contracts of which the original contractual maturity is one year or less or which are unconditionally cancelable at any time	¥58,430,485 million

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take the necessary measures to manage credit risks such as amendments to contracts.

10. In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

11. Accumulated Depreciation of Tangible Fixed Assets is as follows.

As of September 30, 2014
Accumulated Depreciation	¥828,451 million

12. Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations as follows.

As of September 30, 2014
Subordinated Borrowed Money	¥516,000 million

13. Bonds and Notes include subordinated bonds as follows.

As of September 30, 2014
Subordinated Bonds	¥1,390,119 million

14. The principal amount of money trusts with contracts indemnifying the principal amount, which is entrusted to domestic consolidated trust banking subsidiaries is as follows.

As of September 30, 2014
Money trusts	¥669,768 million

15. Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,005,309 million.

(Notes to Consolidated Statement of Income)

For the six months ended September 30, 2014

1. Other Ordinary Income includes the following.

For the six months ended September 30, 2014
Gains on Reversal of Reserves for Possible Losses on Loans	¥79,110 million
Gains on Sales of Stocks	¥39,884 million

2. Other Ordinary Expenses includes the following.

For the six months ended September 30, 2014
Losses on Write-offs of Loans		¥10,449 million
Losses on Reimbursement of Matured Debentures Head Office Relocation Expenses	¥ ¥	5,550 million 5,260 million

3. Extraordinary Gains is as follows.

For the six months ended September 30, 2014
Gains on Disposition of Fixed Assets	¥69 million

4. Extraordinary Losses is as follows.

For the six months ended September 30, 2014
Losses on Disposition of Fixed Assets	¥1,989 million
Losses on Impairment of Fixed Assets	¥699 million

(Notes to Consolidated Statement of Cash Flows)

For the six months ended September 30, 2014

1. Cash and Cash Equivalents at the end of the period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

As of September 30, 2014
Cash and Due from Banks	¥23,260,682 million
Due from Banks excluding central banks	¥(1,150,487) million

Cash and Cash Equivalents	¥22,110,195 million

(Securities)

In addition to “Securities” on the consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

For the six months ended September 30, 2014

1. Bonds Held to Maturity (as of September 30, 2014)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	4,190,493	4,213,504	23,010
	Foreign Bonds	164,218	164,712	494
	Sub-total	4,354,711	4,378,216	23,504
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	89,810	89,773	(37)
	Foreign Bonds	422,589	421,062	(1,526)
	Sub-total	512,399	510,835	(1,563)

Total		4,867,111	4,889,052	21,941

2. Other Securities (as of September 30, 2014)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	3,133,857	1,586,057	1,547,799
	Bonds	11,825,849	11,780,462	45,387
	Japanese Government Bonds	9,450,992	9,438,189	12,802
	Japanese Local Government Bonds	224,427	220,707	3,720
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	2,150,430	2,121,566	28,864
	Other	6,263,780	5,991,764	272,016
	Foreign Bonds	4,233,594	4,185,006	48,587
	Other Debt Purchased	221,209	216,226	4,983
	Other	1,808,977	1,590,531	218,445
	Sub-total	21,223,488	19,358,285	1,865,203
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	336,325	402,129	(65,803)
	Bonds	13,528,150	13,539,786	(11,636)
	Japanese Government Bonds	12,902,683	12,905,506	(2,823)
	Japanese Local Government Bonds	17,234	17,246	(12)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	608,132	616,933	(8,800)
	Other	6,060,843	6,217,305	(156,462)
	Foreign Bonds	4,809,217	4,949,164	(139,946)
	Other Debt Purchased	349,367	351,126	(1,758)
	Other	902,257	917,015	(14,758)
	Sub-total	19,925,319	20,159,222	(233,902)

Total		41,148,807	39,517,507	1,631,300

(Note) Unrealized Gains (Losses) includes ¥45,346 million, which was recognized in the statement of income by applying the fair-value hedge method and others.

3. Impairment (“Devaluation”) of Securities

Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the period (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the period was ¥3,242 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(Notes to Money Held in Trust)

For the six months ended September 30, 2014

1.	Money Held in Trust Held to Maturity (as of September 30, 2014)

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

(as of September 30, 2014)	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	2,413	2,413	—	—	—

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

(Business Segment Information)

For the six months ended September 30, 2014

1. Summary of reportable segment

Mizuho Financial Group engages in banking, trust banking, securities and other financial businesses through consolidated subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, we disclose business segment information based on the following principal consolidated subsidiaries to measure the present and future cash flows properly:

Mizuho Bank, Ltd.(MHBK) : Banking business

Mizuho Trust & Banking Co., Ltd.(MHTB): Trust business • Banking business

Mizuho Securities Co., Ltd. (MHSC): Securities business

Operating segments of MHBK are aggregated based on the type of customer characteristics and are aggregated into six customer segments and Trading and Others. The six customer segments are Personal Banking, Retail Banking, Corporate Banking (Large Corporations), Corporate Banking, Financial Institutions & Public Sector Business, and International Banking. The targets of these segments are as follows:

•	Personal Banking: individuals (excluding individuals who belong to Retail Banking);

•	Retail Banking: business owners, land owners, lease holders, and SMEs;

•	Corporate Banking (Large Corporations): domestic large corporations and their affiliates;

•	Corporate Banking: relatively larger domestic SMEs (quasi listed companies);

•	Financial Institutions & Public Sector Business: financial institutions and central and local governments; and

•	International Banking: Japanese companies that conduct business overseas and business with non-Japanese companies.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	(Millions of yen)
	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
	MHBK (Non-consolidated)								Others
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	108,800	39,400	87,200	49,800	16,200	71,600	77,821	450,821	71,471	522,292	18,948	390	(275)	541,355
Net noninterest income	20,300	24,700	57,100	33,300	12,800	68,300	63,152	279,652	12,583	292,235	55,726	147,387	30,380	525,730

Total	129,100	64,100	144,300	83,100	29,000	139,900	140,973	730,473	84,054	814,528	74,675	147,777	30,104	1,067,085

General and administrative expenses (excluding Non-Recurring Losses)	115,000	59,500	47,000	38,300	14,800	46,800	85,689	407,089	29,949	437,038	45,969	125,862	23,940	632,811

Others	—	—	—	—	—	—	—	—	(17,249)	(17,249)	(1,786)	4	(2,322)	(21,354)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	14,100	4,600	97,300	44,800	14,200	93,100	55,284	323,384	36,855	360,239	26,918	21,919	3,841	412,919

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others “ includes items which should be eliminated as internal transactions between subsidiaries on a consolidated basis.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the interim period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statement of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	1,067,085
Other Ordinary Income	167,910
General and Administrative Expenses	(648,319)
Other Ordinary Expenses	(48,780)

Ordinary Profits recorded in Consolidated Statements of Income	537,895

(2) The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	412,919
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(15,507)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(11,962)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	87,994
Net Gains (Losses) related to Stocks	35,423
Net Extraordinary Gains (Losses)	(2,792)
Other	29,028

Income before income taxes and minority interests recorded in Consolidated Statements of Income	535,102

[Related Information]

For the six months ended September 30, 2014

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,161,436	113,280	81,897	156,016	1,512,631

(Notes)

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidates subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets on the consolidated balance sheets of MHFG.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers accounted for more than 10% of Ordinary Income of MHFG.

[Information about Impairment Losses on Tangible Fixed Assets by Reportable Segment]

For the six months ended September 30, 2014

	(Millions of yen)
	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
	MHBK (Non-consolidated)								Others
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Impairment Losses on Tangible Fixed Assets	—	—	—	—	—	—	649	649	—	649	49	—	—	699

[Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment]

For the six months ended September 30, 2014

	(Millions of yen)
	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
	MHBK (Non-consolidated)								Others
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Amortization of Goodwill during this interim period	—	—	—	—	—	—	—	—	385	385	—	—	1,456	1,842
Balance as of the end of this interim period	—	—	—	—	—	—	—	—	11,064	11,064	—	—	49,519	60,584

[Information about Gain on Negative Goodwill Incurred by Reportable Segment]

For the six months ended September 30, 2014

There is no applicable information.